1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: May 13, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., May 13, 2025 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2025 first quarter Business Report and Financial Statements. First quarter consolidated revenue was NT$839.25 billion and net income was NT$361.56 billion, with diluted earnings per share of NT$13.94.

2.Approved the distribution of a NT$5.00 per share cash dividend for the first quarter of 2025, and set September 22, 2025 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be September 16, 2025. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (September 18 through September 22, 2025) for registration transfer, and the dividend will be paid on October 9, 2025. In addition, the ex-dividend date and the record date for entitlement to participate in this cash dividend distribution for TSMC American Depositary Shares (ADSs) will be September 16, 2025.

3.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$15,247.70 million for purposes including: 1) Installation of advanced technology capacity; 2) Installation of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems.

4.Approved transaction to sell TSMC equipment valued at about between US$71 million and US$73 million to VisionPower Semiconductor Manufacturing Company Pte Ltd (VSMC), a subsidiary of TSMC’s affiliate.

5.Approved the appointment of TSMC controller Ms. Mingli Weng as the head of TSMC’s internal audit, effective August 16, 2025, due to the retirement of Mr. John Liang, the current head of TSMC’s internal audit. Meanwhile, approved the appointment of Mr. Horace Chen as controller of TSMC, effective August 16, 2025.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the three months ended March 31, 2025 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the three months ended March 31, 2025)
Net sales	839,253,664
Gross profit	493,395,076
Income from operations	407,080,808
Income before tax	430,895,412
Net income	360,732,661
Net income attributable to shareholders of the parent	361,564,128
Basic EPS (NT$)	13.95

Balance Sheets Items (as of March 31, 2025)
Total assets	7,133,287,420
Total liabilities	2,531,662,963
Equity attributable to shareholders of the parent	4,564,162,580